SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

TuSimple Holdings Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

90089L108

(CUSIP Number)

Mo Chen

3282 King Edward Ave. W

Vancouver, BC V6L 1 V7, Canada

+1(619)513-2986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90089L108	Page 2 of 8 Pages

1	Name of Reporting Person Gray Jade Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,000,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,000,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%(2) (or 26.9%(3) of the aggregate voting power)
14	Type of Reporting Person CO

(1)	Represents 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited.
(2)

The beneficial ownership percentage is calculated based on (i) 205,890,683 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, and (ii) assuming all Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 26.9% of the total outstanding voting power, calculated based on (i) 205,890,683 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2023, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 90089L108	Page 3 of 8 Pages

1	Name of Reporting Person Mo Star LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,000,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,000,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%(2) (or 26.9%(3) of the aggregate voting power)
14	Type of Reporting Person OO – Limited Liability Company

(1)	Represents 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited, which is wholly owned by Mo Star LLC.
(2)

The beneficial ownership percentage is calculated based on (i) 205,890,683 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, and (ii) assuming all Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 26.9% of the total outstanding voting power, calculated based on (i) 205,890,683 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2023, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 90089L108	Page 4 of 8 Pages

1	Name of Reporting Person THC International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.04%(2) (or 0.02%(3) of the aggregate voting power)
14	Type of Reporting Person CO

(1)	Represents 75,000 shares of Class A common stock held by THC International Limited.
(2)

The beneficial ownership percentage is calculated based on 205,890,683 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 0.02% of the total outstanding voting power, calculated based on (i) 205,890,683 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2023, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 90089L108	Page 5 of 8 Pages

1	Name of Reporting Person Brown Jade Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,292,314 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,292,314 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,292,314 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.1%(2) (or 1.4%(2) of the aggregate voting power)
14	Type of Reporting Person CO

(1)	Represents 6,292,314 shares of Class A common stock held by Brown Jade Holding Limited.
(2)

The beneficial ownership percentage is calculated based on 205,890,683 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 1.4% of the total outstanding voting power, calculated based on (i) 205,890,683 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2023, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 90089L108	Page 6 of 8 Pages

1	Name of Reporting Person Mo Chen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,367,314 (1)
	8	Shared Voting Power 25,367,314 (2)
	9	Sole Dispositive Power 18,367,314 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,734,628
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.1%(3) (or 58.3%(4) of the aggregate voting power)
14	Type of Reporting Person IN

(1)

Represents (i) 6,292,314 shares of Class A common stock held by Brown Jade Holding Limited, (ii) 75,000 shares of Class A common stock held by THC International Limited, and (iii) 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited. Each of Brown Jade Holding Limited and THC International Limited is beneficially owned by Mo Chen. Gray Jade Holding Limited is wholly owned by Mo Star LLC, which is wholly owned by The Chen Family Trust with Mo Chen as the trustee. Each Class B common stock is convertible into one Class A common stock at the option of the holder at any time.

(2)

Represents (i) 13,367,314 shares of Class A common stock held by White Marble LLC and (ii) 12,000,000 shares of Class B common stock held by White Marble International Limited (together with White Marble LLC, the “White Marble Entities”), which are subject to the Voting Agreement and Irrevocable Proxy, as defined below.

(3)

The beneficial ownership percentage is calculated based on (i) 205,890,683 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 and (ii) assuming all Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(4)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 58.3% of the total outstanding voting power, calculated based on (i) 205,890,683 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2023, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

Page 7 of 8 Pages

Explanatory Note: This Amendment No.1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on November 15, 2022(the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 of Schedule 13D is hereby amended and supplemented to add the following before the last paragraph:

On January 16, 2024, Mo Chen, as Executive Chairman of the Company’s Board of Directors (the “Board”), entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Company.

The Cooperation Agreement was negotiated between Mr. Chen and a special committee of the Board comprised solely of independent directors (the “Special Committee”) on behalf of the Company, in connection with the Special Committee’s determination to approve and authorize the delisting and deregistration of the Company’s Class A Common Stock (“Common Stock”).

The Cooperation Agreement requires the Company to amend the Company’s Amended and Restated Bylaws (the “Bylaws”) to provide that the Board will consist of at least three independent directors and to require that any transaction with Mr. Chen (and/or any Chen Affiliate (as defined therein)) would require the approval of a majority of independent directors, a committee composed solely of independent directors or a majority of the disinterested holders of the Common Stock. The Company is required to maintain in effect these Bylaw provisions until the end of the Standstill Period (as defined below). During the Standstill Period, Mr. Chen has agreed to vote all voting shares Beneficially Owned (as defined in the Cooperation Agreement) by him in favor of the Company’s nominees to serve as independent directors at any meeting of the Company’s stockholders occurring during the Standstill Period.

Also pursuant to the Cooperation Agreement, Mr. Chen agreed to abide by certain standstill provisions set forth in the Cooperation Agreement during a standstill period commencing on the date of the Cooperation Agreement and ending on the date that is two years from the effective date of the Form 15 to be filed by the Company in respect of the Common Stock (the “Standstill Period”). During the Standstill Period, Mr. Chen has agreed not to (among other things) acquire any ownership or other interest in any Common Stock or any Synthetic Position (as defined in the Standstill Agreement) that would cause Mr. Chen to have Beneficial Ownership (as defined in the Standstill Agreement) of more than 25% of the issued and outstanding Common Stock, without the prior approval of a special committee of the Board comprised solely of independent directors or by a majority of independent directors then serving on the Board.

Additionally, pursuant to the Cooperation Agreement, during the Standstill Period (i) any Extraordinary Transaction (as defined in the Cooperation Agreement) between the Company or its subsidiaries and Mr. Chen (and/or his affiliates or other related persons described therein) shall be negotiated with and approved by a special committee of the Board comprised solely of independent directors or by a majority of independent directors then serving on the Board and (ii) Mr. Chen shall not directly or indirectly participate in any such Extraordinary Transaction unless the terms of such Extraordinary Transaction provide for the same type and amount of per share consideration in respect of shares of Common Stock and/or any other equity securities of the Company subject to such transaction.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.4 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5(a)-(b) of Schedule 13D is hereby amended and restated to read as follows:

(a)-(b)

Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Amendment No. 1 are incorporated by reference into this Item 5.

As each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes, the voting power of the stock beneficially owned represented approximately 58.3% of the total outstanding voting power of the Issuer, calculated based on (i) 205,890,683 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2023, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

Except as set forth in this Item 5(a)—(b), each of the Reporting Persons disclaims beneficial ownership of any shares of Class A Common Stock or Class B Common Stock owned beneficially or of record by any other Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 of Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 99.4 Cooperation Agreement by and between the Company and Mo Chen dated January 16, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2024

Gray Jade Holding Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Mo Star LLC	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

THC International Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Brown Jade Holding Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Mo Chen		/s/ Mo Chen